





USCA All Terrain Fund

4444 Westheimer Road, Suite G500, Houston, TX 77027, Tel. (713) 366-0500

Second Quarter 2022

Allocation by Strategy¹
Relative Value
Cash/Other
Long Equity - Domestic
Long Equity - Global
Multi-Strategy
Traditional Investing
Managed Futures
Alternative Investing
Global Macro
Event Driven
Long/Short Equity

Partners,

For the second quarter of 2022, the USCA All Terrain Fund ("**All Terrain**") returned -3.3%. For the same period, stocks (as measured by the MSCI World Index) returned -16.1% and bonds (as measured by the Blomberg Global Aggregate Bond Index) returned -8.3%. Year to date, All Terrain has returned -3.6% while stocks returned -20.3% and bonds -13.9%.

The first half of this year was the worst for stocks since 1970. We were around then, but some of our clients weren't.

The widely followed Standard & Poor's 500 Index was down just under 20% through the end of June, but smaller stocks fared worse; the Russell 2000 Index plunged 23.4%. The NASDAQ Composite Index, populated by stocks that everyone seems to own the most of, such as Amazon.com, Microsoft, and Netflix, plummeted a smidge less than 30%.

Bonds weren't to be outdone by their racier siblings, as the bond market suffered its biggest drop since 1842. Our tenth President, John Tyler, witnessed that last one. The ICE US Treasury 20 Year Bond Index was down 21.5% in the first half of the year.

USCA All Terrain Fund Trailing Performance²
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-25.0%
QTD
YTD
USCA All Terrain Fund
Global Equi ies
Global Bonds
60/40 Blend

It seemed like the more speculative the investment, the greater the damage. Literally trillions were lost in cryptocurrencies over just the past six months. Suddenly conservative was in!

We've been convinced for a while that the era of easy gains for a standard 60/40 portfolio of stocks and bonds is over. Quite simply, bonds don't work in a rising interest rate environment, and stocks generally haven't done too well when their

1. *As of June 1, 2022. Please note that fund strategies and allocations are subject to change over time.*
2. *As of June 30, 2022. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that All Terrain commenced operations on July 1, 2015. Global Equities is measured by the MSCI World Index and Global Bonds is measured by the Bloomberg Global Aggregate Bond Index. Please see the strategy, index and statistic definitions at the end of this report.*

Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

starting point was the valuation level at which we began this year. While equities have obviously gotten cheaper, we believe valuations are still at high.

All this is a big change from what everyone has gotten used to for decades, as we've been in a declining interest rate environment, perfect for bond investors, for nearly 40 years.

From 1990 through the end of 2021, a 60/40 mix of global stocks and bonds, rebalanced annually, returned 7.4% annually. While this would be fairly impressive in and of itself, the fact that it's about 92.5% of the 8.0% annual return in global stocks over that period – also well above the historical average – with only 65% of the risk, as measured by standard deviation, makes it perhaps the most extraordinary run ever for a stock/bond portfolio.

Times have changed, stating the obvious. We believe that we are now in an environment where diversification is more important than ever, particularly diversifying beyond the old standbys of stocks and bonds.

As previously noted, All Terrain was well-positioned for the regime change we've seen, as it was down just 3.3% for the first six months.

As you would expect, all of that decline came from All Terrain's equity managers, although most did far better than the market, due to their valuation discipline.

Portfolio (as of 6/1/2022)

Top 10 Portfolio Positions	% of NAV	Strategy	Relationship Inception
Greenlight Masters	9 95%	Long/Short Equity	Jul-15
Brevan Howard	7.76%	Global Macro	Jul-15
WMQS Global Equity Active Ext. Fund	7.70%	Long Equity - Global	May-18
North Rock Fund	6 99%	Multi-Strategy	Nov-21
Black Diamond Arbitrage Partners	5.46%	Event Driven	Oct-17
Spruce Point Research Activism	5 34%	Long/Short Equity	May-21
Stanley Partners Fund	5.17%	Long/Short Equity	Jul-20
Millennium	4 29%	Multi-Strategy	Oct-15
Statar Capital Partners	4.19%	Managed Futures	May-21
Sio Partners	3.68%	Long/Short Equity	Jun-20

Total Number of Funds	24
Average Allocation	4.09%
Largest Strategy Allocation	Long/Short Equity

Please note that fund positions and allocations are subject to change over time.

Looking at the laggards, long/short equity was down 7.2% on invested capital. Although that was less than half of the loss of the stock market, it was the largest detractor from performance because it's a large allocation, detracting 2.4% from first half performance. Long U.S. equity was down far more on invested capital, 13.7%, but because All Terrain has only a small allocation, it detracted just 0.4% from first half performance. The only two other categories that detracted from All Terrain's first half returns were long global equities and event driven, -16.6% and -10.6%, respectively, on invested capital.

All other strategies positively contributed to All Terrain's performance. Managed futures, although it's a relatively small allocation at just under 10% of All Terrain, did well thanks to the high volatility and big moves in various markets (down for stocks, up for energy), contributing 1.6% to first half returns. Global macro also was a major contributor to returns, adding 1.0% to first half returns. The multi-strategy category, which consists primarily of funds with an absolute return mandate, continued to be a steady performer, contributing 0.6% to first half performance. All other categories were nominal contributors.

Looking forward, All Terrain is off to a solid start for the second half of the year, but who knows what the markets have in store. As renowned economist, Rudi Dornbusch, once put it, "none of the post-war expansions died of natural causes; they were all murdered by the Fed." In other

words, a tightening of monetary policy is usually not too good for the economy, and it's often not so great for financial assets such as stocks and bonds.

If that continues to be the case, we believe confidently that All Terrain will continue to substantially outperform a traditional stock/bond portfolio.

As always, please don't hesitate to contact us if you have questions about All Terrain.

Sincerely,

David Harris, CIMA and Philip J. Pilibosian, JD/MBA

Fund Description, Terms & Service Providers

The USCA All Terrain Fund (the "Fund") seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The Fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as "hedge funds", and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

- **Minimum Investment**: $100,000
- **Subscriptions**: Monthly
- **Redemptions/Tenders**: Quarterly, subject to sole discretion of Board
- **Operating Expenses (including management fees)**: Capped at 1.75% per annum, subject to certain exceptions (please see prospectus for complete description of fees & expenses)
- **Eligibility**: Accredited Investors
- **Tax Reporting**: K-1 (note: Fund may generate UBTI)
- **Advisor**: USCA Asset Management LLC
- **Administrator**: U.S. Bancorp Fund Services
- **Custodian**: U.S. Bank National Association
- **Legal Counsel**: Thompson Hine LLP

Index & Statistics Definitions

MSCI World Index. The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries. It covers approximately 85% of the free float-adjusted market capitalization in each country. The index does not offer exposure to emerging markets. Investors cannot invest directly in an index.

Bloomberg Global Aggregate Bond Index. The Bloomberg Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990. Investors cannot invest directly in an index.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Global Aggregate Bond Index rebalanced monthly. Investors cannot invest directly in an index.

S&P 500 Index. The S&P 500 Index is weighted by market value, and its performance is thought to be representative of the stock market as a whole. The S&P 500 Index was created in 1957, although it has been extrapolated backwards to several decades earlier for performance comparison purposes. This index provides a broad snapshot of the overall U.S. equity market; in fact, over 70% of all U.S. equity is tracked by the S&P 500 Index. The index selects its companies based upon their market size, liquidity, and sector. The S&P 500 Index is a market-weighted index. Investors cannot invest directly in an index.

Russell 2000 Index. The Russell 2000 Index is a small-cap stock market index that makes up the smallest 2,000 stocks in the Russell 3000 Index. It was started by the Frank Russell Company in 1984. The index is maintained by FTSE Russell, a subsidiary of the London Stock Exchange Group.

NASDAQ Composite Index. The Nasdaq Composite is a stock market index that includes almost all stocks listed on the Nasdaq stock exchange. Along with the Dow Jones Industrial Average and S&P 500, it is one of the three most-followed stock market indices in the United States.

ICE US Treasury 20 Year Bond Index. The ICE U.S. Treasury 20+ Year Bond Index is part of a series of indices intended to the assess U.S. Treasury market. The Index is market value weighted and is designed to measure the performance of U.S. dollar-denominated, fixed rate securities with minimum term to maturity greater than twenty years.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Standard Deviation. Standard deviation measures the dispersal or uncertainty in a random variable (in this case, investment returns). It measures the degree of variation of returns around the mean (average) return. The higher the volatility of investment returns, the higher the standard deviation will be. For this reason, standard deviation is often used as a measure of investment risk.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlke traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset

Management at (713) 366-0500 to obtain a free copy of the prospectus. Any person subscribing for an investment must be able to bear the risks involved and must meet the Fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the Fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

- The Fund is a closed-end, non-diversified management investment company.
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- The Fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset the Fund's trading profits.
- The Fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The Fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The Fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.